Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

21 November 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **3 page to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project Drill Results/Tasmanian Nickel Potential/Float Proposal
dated 17 & 18 November 2003

Yours faithfully

M P WRIGHT
Executive Director

dlw 11/21

Enc:

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

RE: DAIRI PROJECT – ANJING HITAM DRILL RESULTS

Project Interests:
Herald Resources Ltd 80%
PT Aneka Tambang 20%

In the recent Quarterly Report Herald announced that SOP88D had made an intersection of more than **double the anticipated thickness** at the northern end of the Anjing Hitam Main Mineralised Horizon, which has an Ore Reserve of 6.3Mt at 16%Zn and 10%Pb and is currently the subject of a Bankable Feasibility Study.

Assay results are now available for this hole, which intersected an estimated true thickness of **17.5m** of massive sulphides at an average grade of **13.8% Zn, 7.2% Pb and 6.5g/t Ag** which is only slightly below the average grade for the whole deposit. An additional intersection of **0.95m** estimated true width at **13.8% Zn, 5.5% Pb and 11g/t Ag** was intersected in the Lower Mineralised Horizon about 2m below the Main Mineralised Horizon.

Yours faithfully

M P WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

17 November 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

RE: WILSON RIVER PROJECT, TASMANIA – NICKEL POTENTIAL

Herald has entered into an option to purchase agreement with New Challenge Resources Pty Ltd on a 9 square kilometre Exploration Licence 23/2003 in the NW Tasmania.

The Company believes there is potential to discover nickel associated with DIGHEM anomalies, using the recent Avbury nickel deposit discovery as a model. This model, discovered by Allegiance Mining NL, is a new model on which to base nickel exploration in NW Tasmania.

The option price is $5,000 with the exercise price being 50,000 shares in a new I.P.O.

Yours faithfully

M P WRIGHT
Executive Director

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

18 November 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

RE: FLOAT PROPOSAL

In recent times, Herald has been concentrating its focus and financial resources on its major projects at Dairi and Coolgardie.

In order to adequately explore and develop some of its other prospective projects in Australia (Balfour, Springfield, Kintore, Wilson River, Mt David), Herald is considering the possibility of IPO/floating a separate company, which would own these projects and in which Herald would retain a significant shareholding.

The above IPO proposal is conditional upon the market remaining sufficiently buoyant and receptive to such a proposal, and on any relevant approvals being obtained.

Yours faithfully

M P WRIGHT
Executive Director